Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

December 11, 2009

Board of Trustees
NVIT Money Market Fund
Nationwide Variable Insurance Trust
1000 Continental Drive, Suite 400
King of Prussia, PA 19406

Board of Trustees
NVIT Money Market Fund II
Nationwide Variable Insurance Trust
1000 Continental Drive, Suite 400
King of Prussia, PA 19406

Re:
Plan of Reorganization, made as of the 11th day of December, 2009 (the “Agreement”), by Nationwide Variable Insurance Trust, a statutory trust created under the laws of the
State of Delaware (“Trust”), on behalf of its series NVIT Money Market Fund
(“Acquiring Fund”) and NVIT Money Market Fund II (“Acquired Fund”).

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of the reorganization of the Acquired Fund (the “Reorganization”), which will consist of: (i) the acquisition by the Acquiring Fund of substantially all of the property, assets, and goodwill of the Acquired Fund in exchange solely for full and fractional shares of beneficial interest, with no par value, of the Acquiring Fund (“Acquiring Fund Shares”), which are voting securities; (ii) the distribution of full and fractional shares of the Acquiring Fund Shares equal in value to the value of full and fractional shares of beneficial interest, with no par value, of the Acquired Fund (“Acquired Fund Shares”) outstanding at the time of calculation of Acquired Fund’s net asset value on the Closing Date of the Reorganization in complete liquidation of the Acquired Fund; and (iii) the dissolution of the Acquired Fund as soon as practicable after the Closing Date, all upon and subject to the terms and conditions of the Agreement.

In rendering our opinion, we have reviewed and relied upon:  (a) the Agreement dated December 11, 2009; (b) the information statement/prospectus provided to shareholders of Acquired Fund dated October 19, 2009; (c) certain representations concerning the Reorganization made to us by Acquiring Fund and the Acquired Fund, in a letter dated December 11, 2009 (the “Representation Letter”); (e) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (f) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.  All capitalized terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that the Acquired Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter for the Acquired Fund and the Acquiring Fund, it is our opinion that:

1.           The acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquiring Fund and the Acquired Fund will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code;

2.           No gain or loss will be recognized by the Acquired Fund upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the voting shares of the Acquiring Fund under Section 361(a) and Section 357(a) of the Code, except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;

3.           No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of substantially all of the assets of the Acquired Fund in exchange solely for the voting shares of the Acquiring Fund under Section 1032(a) of the Code;

4.           No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares to the Acquired Fund shareholders in liquidation of the Acquired Fund under Section 361(c)(1) of the Code;

5.           The basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the basis of such assets to the Acquired Fund immediately prior to the exchange under Section 362(b) of the Code;

6.           The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the period during which such assets were held by the Acquired Fund under Section 1223(2) of the Code;

7.           No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their shares in the Acquired Fund for the voting shares (including fractional shares to which they may be entitled) of the Acquiring Fund  under Section 354(a) of the Code;

8.           The basis of the Acquiring Fund Shares received by the Acquired Fund shareholders (including fractional shares to which they may be entitled) will be the same as the basis of the shares of the Acquired Fund exchanged therefor under Section 358(a)(1) of the Code;

9.           The holding period of the Acquiring Fund’s shares received by the Acquired Fund’s shareholders (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset on the date of the Reorganization under Section 1223(l) of the Code; and

10.           The Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Department of the Treasury (the “Treasury Regulations”)) the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, and the Treasury Regulations.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Trust, on behalf of the Acquired Fund and Acquiring Fund, of their undertakings in the Agreement and the Representation Letter. Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

This opinion is being rendered to the Acquiring Fund and the Acquired Fund, and may be relied upon only by such Funds and the shareholders of each. We hereby consent to the use of this opinion as an exhibit to the Information Statement of Acquiring Fund, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

  Very truly yours,

STRADLEY RONON STEVENS & YOUNG, LLP
/s/Stradley Ronon Stevens & Young, LLP